SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 0.89/share (Bovespa)
NETC: US$ 2.86/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 2.48/10 shares (Latibex)
Total Shares: 2,028,855,530
Market Value: R$ 1,805.7 million
Closing Price: 03/16/04

Net Serviços Announces Fourth Quarter 2003 Financial Results

São Paulo, March 17, 2004 – Net Serviços de Comunicação S.A. (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; e Latibex: XNET), the largest Pay-TV multi-service operator in Latin America, an important provider of bi-directional broadband Internet access (Vírtua) and multimedia and data communication services for corporate network, announces today its earnings results for the fourth quarter of 2003 (4Q03).

The following financial and operating information, except where otherwise stated, is presented in U.S. GAAP on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	4Q03	3Q03	Var.(%)	2003	2002	Var.(%)
(US$ million)

Net Revenues	116.8	110.0	6.2%	409.6	403.5	1.5%
EBITDA	29.3	28.6	2.5%	101.5	70.5	44.0%
EBITDA Margin	25.1%	26.0%		24.8%	17.5%
EBIT	12.4	8.4	46.7%	33.5	(7.4)	n.a.
Net Profit (Loss)	(28.7)	(25.1)	14.5%	(45.4)	(701.0)	(93.5%)
Net Debt	281.1	293.6	(4.3%)	281.1	308.2	(8.0%)
Net Debt / EBITDA (12 months)	2.77	4.57		2.77	4.37

Operating Highlights

Pay-TV subscriber base (thousands)
- Connected	1,352.5	1,334.7	1.3%	1,352.5	1,330.4	1.7%
- Temporarily blocked (a)	21.2	17.8	19.1%	21.2	7.1	198.6
- Active subscribers	1,331.3	1,316.9	1.1%	1,331.33	1,323.3	0.6%

Number of Optical Nodes – Total	2,862	2,873	(0.4%)	2,862	2,836	0.9%
Number of Optical Nodes – Bi-directional	1,110	1,092	1.7%	1,110	1,076	3.2%
Homes Passed (thousands)	6,600.8	6,563.8	0.6%	6,600.8	6,512.9	1.4%

Churn Rate – 12 months	13.8%	14.1%		13.8%	20.1%

Pay-TV ARPU (US$/subscriber) (b)	32.33	31.50	2.6%	28.76	27.11	20.1%

Broadband subscriber base	91,474	74,831	22.2%	91,474	55,677	64.3%
Vírtua subscribers/Pay-TV subscriber base	6.9%	5.7%	-	6.9%	4.2%	-
Vírtua subs./Bi-directional subscriber base	24.0%	19.1%	-	24.0%	12.9%	-

Churn Rate –12 months	12.1%	14.5%		12.1%	20.6%

Broadband ARPU (US$/subscriber) (c)	22.55	22.12	1.9%	19.74	20.44	(3.4%)

Total Corporate Network Stations	5,839	5,600	4.3%	5,839	4,117	41.8%
- Company-owned	1,288	1,378	(6.5%)	1,288	1,301	(1.0%)
- Third party	4,551	4,222	7.8%	4,551	2,816	61.6%

Number of employees	3,100	3,020	2.6%	3,100	3,152	(1.6%)

(a) Temporarily blocked subscribers, but still connected, likely to resume payment.
(b) Monthly Pay-TV Gross revenues (excluding sign-on and hook-up revenues) per average active subscribers in the period.
(c) Monthly Broadband Gross revenues (excluding sign-on and hook-up revenues) per average subscribers in the period.

Average exchange rate decreased from R$ 2.93/US$ in 3Q03 to R$ 2.90/US$ in 4Q03, resulting in an appreciation of 1.0% End period exchange rate decreased from R$ 2.92/US$ in 3Q03 to R$ 2.89/US$ in 4Q03, resulting in a depreciation of 1.2%. As a consequence, exchange rate variation didn't have significant influence on 3Q03 results.

Contacts:	Marcio Minoru Miyakava
+55 11 5186-2811
minoru@netservicos.com.br

• Net Revenues1 totaled US$ 116.8 million in 4Q03, an increase of 6.2% in comparison to US$ 110.0 million presented in 3Q03. In the year, this growth was of 1.5% totaling US$ 409.6 million against the US$ 403.5 million presented in 2002. This growth is due to monthly fee readjustments, the increase in broadband subscriber base and to higher in pay-per-view sales.

• EBITDA2 in the quarter totaled US$ 29.3 million, 2.5% higher than the US$ 28.6 million registered in the previous quarter. This result was due to translation gains, as in Brazilian Corporate Law, there was a small drop of 1.2%. This drop in Corporate Law represents a consequence of an increase of US$ 2.8 million in General & Administrative expenses, due to higher non-recurring expenses with third party services and of US$ 0.6 million in bad debt expenses, regarding the write-off of uncollectible amounts identified at the change of the billing system. In 2003, consolidated EBITDA reached US$ 101.5 million, an increase of 44.0% in comparison to the US$ 70.5 million recorded in 2002. This includes translation losses for the whole year impacting mainly the Company’s revenues, as in Corporate Law this increase was much higher. The operating improvements throughout the year resulted in an increase in net revenues of US$ 6.0 million in the year (including translation losses). Also, the non-recurring provisions of US$ 18.9 million in labor, fiscal and civil contingencies recorded in 2002, explain this increase. Disregarding this provision in 2002 and translation losses, 2003 EBITDA would have been 24.1% higher, showing that the Company actually showed a better performance during 2003.

• Operating Income (EBIT)3 maintained its growth trend and reached US$ 12.4 million by the end of 4Q03, a 46.7% increase in comparison to the US$ 8.4 million recorded in 3Q03. This result was due to translation gains, as in Brazilian Corporate Law, they remained stable. The factors which affected EBITDA also explain EBIT’s relative stability in the quarter. As a consequence of this growth trend during the year, 2003 EBIT was, for the first time in the history of the Company, positive (also in Corporate Law), totaling US$ 33.5 million, with an 8.2% margin. In 2002, the result was negative US$ 7.4 million. This improvement, presented along 2003, is another positive sign, which demonstrates the Company’s operational feasibility in the long term.

• Net debt reached US$ 278.7 million in the end of the quarter, a 5.1% drop in comparison to the US$ 293.6 million recorded in 3Q03 and a 9.6% reduction in comparison to year-end 2002. Additionally, the Net Debt/EBITDA in the last 12 months improved both in relation to the previous quarter and in relation to 2002, moving from 2.57x in 3Q03 to 2.38x in 4Q04 and from 4.37x in 2002 to 2.76x in 2003. In the short/medium term, considering the conclusion of the restructuring process, the target is to reach a Net Debt/EBITDA ratio under 2.5x.

• Net loss4 was US$ 28.7 million (US$ 0.01 per ADS) in 4Q03, a 14.5% increase in comparison to US$ 25.1 million in the previous quarter. Even with the Company presenting operating income growth, this loss (in Brazilian Corporate Law) is a consequence of the capital structure, which still generates high financial expenses. In the year, accumulated net loss was US$ 45.4 million, a better result in comparison to the US$ 701.0 million recorded in 2002. This improvement relates to the Company’s better operating performance, presenting a positive EBIT in 2003, against a negative one in 2002. Also, better financial result as a consequence of the exchange rate variation, as the real presented an 18.2% appreciation in 2003, against a 52.3% devaluation in 2002 had a positive impact.

• Pay-TV ARPU (Total gross revenues excluding sign-in and hook-up revenues divided by the average number of active subscribers) increased 2.6% reaching US$ 32.33 in 4Q03 from US$ 31.50 in the previous quarter. On an annual comparison, the ARPU recorded an increase of 6.09% reaching US$ 28.76 in 2003 from US$ 27.11 in 2002, due to monthly fee readjustments and PPV sales increase. In 2003, the increase in ARPU was higher than the 9.3% IPCA (Ample Consumer Price Index).

1 BR GAAP: Net Revenues were R$ 337.4 million, a 4.9% increase compared to R$ 321.7 million in 3Q03
2 BR GAAP: EBITDA was R$ 80.1 million, 1.2% lower than the R$ 81.1 million recorded in 3Q03.
3 BR GAAP: EBIT was R$ 43.1 million, against the negative R$ 99.6 million recorded in 2002.
4 BR GAAP: Net loss was R$ 116.5 million, 5.7% higher than R$ 106.8 million recorded in 3Q03

• Broadband ARPU increased 1.9% reaching US$22.55 in 4Q03 from US$ 22.12 in the previous quarter. The US$ 0.1 million extraordinary revenue, which corresponds to revenue for exchanges between the Company and an Internet Service Provider (ISP), explains the ARPU increase, even with the increase on 128Kbps speed package in the mix, what could have had a negative impact on ARPU. On an annual comparison, following the increase of 128Kbps speed share on the subscribers base mix, the ARPU dropped 6,0%. In Corporate Law, it was booked an increase due, mainly, to the increase in ISP reimbursements in 2003. It is important to highlight that, even with the increase of 128 Kbps product share on the active base and consequent ARPU reduction, the product continues to contribute with a positive EBITDA margin and maintain the 12-month payback, within the limits targeted by the Company.

OPERATING PERFORMANCE

PAY-TV

• The Company adopted a new marketing strategy to further build NET’s brand equity and value its product’s content and Pay-TV benefits. As a consequence, the company believes that its selling efforts can be more selective in the search for potential subscribers, contributing even more to reduce churn.

• In this framework, the Company launched, in partnership with programmers, the “Quanto mais conteúdo melhor!” (The more content, the better!) promotion to increase sales and spur upgrades to the Advanced package, the highest value added package.

• Following the improvement on our sale structure, with the creation of local points of sale and the restructuring of our telemarketing, including supplier replacement to Teleperformance, gross sales in the 4Q03 totaled 73.4 thousand sales, an 8% increase in comparison to the 3Q03. In the year, gross sales reached 226.1 thousand sales, a 40% increase in comparison to 161.9 thousand sales in 2002.

• Churn rate in the last 12 months dropped to 13.8%, maintaining the trend presented along the year. This trend is explained by the creation of a Relationship Marketing area to solve circumstances that could result in churn and by the success of the retention and reversion islands, whose performance improves quarter after quarter. During the 4Q03, these islands promoted the retention of 68% of the disconnection requests, while in the 3Q03 this rate was 66% and in the 4Q02, 36%.

• During the 4Q03, voluntarily requested disconnections amounted to 9% of the total. We highlight that moving to other cities or to areas not covered by our cable network dropped from 40% to 30% of these disconnections and personal or financial reasons remained stable in 16% this quarter. Migration to competition remains low and corresponded to 5% of disconnections in the 4Q03, compared to 3% in the last quarter.

• As a result of the combination of higher sales and lower churn, the subscriber base rose again, ending the year with 1,331.3 thousand subscribers, an 1.1% increase in comparison to the previous quarter and an 0.6% increase when compared to year-end 2002. This result meets the Company’s expectations, whose announced target for 2003 was to have, by year-end, at least the same number of subscribers reported in 2002.

• When comparing to the 3Q03, the Company’s subscriber base mix presented a small drop from 48.0% to 47.0% for Advanced package subscribers, and from 11.2% to 10.0% for Plus package subscribers. The Standard package subscribers remained stable in 9.2% and Master subscribers presented an increase from 25.7% to 27.3%. These changes on the subscriber base mix were influenced by Conexão package installation, directed exclusively to Virtua subscribers who don’t have Pay TV subscription that increased from 1.4% in the 3Q03 to 2.0% in the 4Q03.

• The Brazilian Soccer Championship pay-per-view sales totaled 168 thousand sales in the year, a 28.2% increase in comparison to the 131 thousand sales in 2002. However, in the 4Q03, sales dropped 15.9% in comparison to the previous quarter, totaling 32 thousand sales, explained by the new format of the competition that extended the championship length and thus concentrated sales on the beginning of the championship.

• On December 2003, the Company launched the “Net Educação” (Net Education) project, a social responsibility program, emphasizing the training of high and mid schoolteachers. “Net Educação”, implemented on January 2004, counts with Unesco (United Nations Educational, Scientific and Cultural Organization) and São Paulo State Education Secretary support. The program foresees the installation of Pay-TV stations in schools, pedagogic support through an internet portal (www.neteducacao.tv.br) and the transmission of an educational program through one of the Company’s channels.

BROADBAND

• As the Company enhanced Pay-TV sales campaign, it also invested in Vírtua’s marketing, resuming the media advertising.

• Moreover, during the 4Q03, we maintained the promotion that makes cable modem available under a free lease agreement to new subscribers, as well as the exemption of installation tariff for Virtua’s subscribers that compromise to stay in the subscribers’ base for at least a 12-month subscription.

• The Company tested the Docsis technology, which is currently used by most cable operators around the world. The tests are presenting positive results, indicating the viability of implementing this technology in substitution of our proprietary one. Herewith, it will lower cable modem costs once Docsis technology uses cable modems produced in large scale and with lower market prices.

• These efforts reflect the Company’s new strategy for the product adopted in the course of 2003, when it intensified investments in Broadband, once this product has a very attractive marginal return and reduced voluntary disconnection probability in more than 50% for Pay TV subscribers. A dedicated structure was launched to review the main processes involved in its operating structure, as Link Vírtua, call center and cable modem technology.

• The result of these efforts was a 45% growth on gross sales in the 4Q03 in comparison to the previous quarter and a 181% growth when comparing 2003 to 2002. During the 4Q03, the Company made installations for nearly 6 thousand subscribers per month, and aims to install for nearly 36 thousand new subscribers during the first quarter of 2004.

• Churn rate in the last 12 months, by the end of the 4Q03, was of 12.1%, lower than 3Q03 and 2002. This result was possible due to a continued improvement on service quality, with better rates of communication breakdown and a more efficient call center.

• Subscriber base reached 91.5 thousand subscribers by the end of the year, an increase of 22% in comparison to the 74.8 thousand subscribers reported in the previous quarter, above the year-end target of close to 90 thousand subscribers, announced by the Company. The penetration in the Pay-TV subscriber base rose to 6.9% and in the subscriber base with bi-directional access increased to 24.0%. In the year, the subscriber base rose 64% in comparison to the 55.7 thousand subscribers in 2002.

• Subscribers broadband mix base posted an increase of 128kbps speed subscribers, from 45.2% in the 3Q03 and 43.6% by the end of 2002 to close to 50.0% by the end of 2003. Despite the fact that this product has positive margins and returns consistent with the target, the Company plans to launch an initiative that encourages the package upgrade to improve ARPU.

CALL CENTER PERFORMANCE

Performance	June-03			September-03			December-03

	SP	RJ	POA	SP	RJ	POA	SP	RJ	POA
- Average waiting time	1'10"	20"	10"	7"	8"	56"	1'04"	15"	7"
- % of answered calls	78%	98%	98%	98%	99%	85%	85%	97%	94%

• Since November 2003, Contax has been operating Net’s Call Center. Due to the migration of installations and systems, and also due to the natural turnover in an operation like this, the Company defined a target to maintain the same service performance of the previous supplier during the transfer, which is to answer 70% of the calls in less than 30 seconds. After this initial transfer stage, the new supplier will have aggressive targets on service quality; such as answering 80% of all calls in less than 20 seconds.

• During the quarter, received calls total from the three call centers overcame the 1.9 million calls mark. Despite the fact that in November, they registered the worst average on the quarter, especially at the São Paulo call center, that additionally to the initial supplier transfer stage problems, also presented specific problems generated by the change of the billing system. The established targets for the month were achieved, with more than 70% of calls answered in less then 30 seconds.

CORPORATE NETWORK

• The corporate network segment ended the year with 5,839 stations, of which 1,288 were company-owned and 4,551 were third-party stations, presenting variations of 4.3%, -6.5% and 7.8%, respectively, when compared to the 3Q03. In the year, the number of stations increased 41.8%, company-owned stations decreased by 1.0% and third-party stations rose by 61.6%.

• In the quarter, the highlight is the conclusion of the Federal Government’s digital inclusion project, comprised of almost 2,000 stations with satellite access installed throughout Brazil.

2003 RESULTS

• The results achieved during 2003 prove the operational feasibility for the Company on the long-term. The introduction of a new strategy, emphasizing projects that focus sales increases, delinquency reduction, churn management and investment optimization, generated these results in the short-term.

• Besides that, the Company made great efforts to reduce costs in specific areas, mainly, programming, IT, field services and infra-structure consolidation, replacing third-party sales and call center suppliers and starting the billing system consolidation, which reduces substantially the complexity of the subscriber base management.

• The company also changed its actions within the industry, by positioning itself as the market leader, coordinating the drive for growth and defending the industry’s interests.

• The Company reviewed its Results Participation Plan (PPR) for employees on 2003, aiming to motivate them to accomplish the necessary changes to achieve the expected targets. The plan had aggressive targets, for both operational and financial results. The base goal for this payment was the increase of R$ 43.0 million in cash generation in relation to the Company’s original business plan, that it would have to reach. Besides that, the Company would still have to reach operational targets comprised of a minimum of 202 thousand new installations and a maximum of 211 thousand disconnections, and financial targets of operating free cash generation of a minimum R$ 16 million and maximum investment of R$ 78.2 million. Additionally, the Company must have good or great subscriber satisfaction rates exceeding 33%. It is worth highlighting that the aforementioned targets regard the controlling group and they are the result of the consolidation of the established targets for each operation, whose targets were based on their operations.

• The targets established in the PPR plan were 100% fulfilled in most operations. Therefore, most of the employees were granted the right to receive the maximum amount foreseen in the plan. The Company provisioned close to US$ 5.0 million, for about 3,000 employees.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN

	4Q03	3Q03	2Q03	1Q03	4Q02

Gross Revenues	100%	100%	100%	100%	100%

Subscription	84.8%	85.8%	86.1%	86.6%	86.6%

Hook-up	1.6%	1.6%	1.9%	1.6%	1.6%

Pay Per View	3.7%	3.5%	3.4%	3.0%	2.8%

Corporate Networks	4.2%	3.8%	3.6%	3.5%	3.9%

Vírtua	4.0%	3.5%	3.4%	3.3%	3.1%

Others*	1.8%	1.9%	1.7%	2.1%	1.9%

* Includes, among others, revenues for Programming Guide, Technical Assistance and Rental of Network

• Gross Revenues totaled US$142.2 million in 4Q03 and US$ 503.3 million in 2003. These results represent a 4.8% increase in comparison to the US$ 135.7 million recorded in 3Q03 and an increase of 3.1% in comparison to the US$ 488.1 million recorded in 2002. Gross revenues are comprised of the following:

1. Pay-TV subscription revenues reached US$ 120.6 million, a 3.6% increase compared to US$ 116.5 million presented in the previous quarter. This result is due to an increase in the active subscriber base and the monthly fee readjustments in the south region operations that impacted all 3 months of the 4Q03. On an annual comparison, the growth was of 2.5% from US$ 421.0 million in 2002 to US$ 431.6 million in 2003, due to, mainly, monthly fee readjustments during the year.

2. Average hook-up revenue (per new subscriber) was US$ 30.14 in the quarter, a 5.3% decrease compared to the US$ 31.83 registered in the previous quarter, due to the higher sales of the Loyalty package, which may exempt subscribers of the hook-up fee, in exchange for a minimum 12-month subscription. In the year, the average hook-up revenues were US$ 37.13, decreasing 32.8% compared to the US$ 55.25 of 2002. This result is a consequence of this new product, related to our new marketing strategy that was a key factor to the reported increase of sales in 2003.

3. Pay-Per-View revenues (PPV) rose 12.0% in the quarter, totaling US$ 5.3 million compared to US$ 4.7 million in the previous quarter. In spite of lower sales volume of the Brazilian Soccer Championship PPV in the quarter, the amount recorded in 4Q03 is a result of the sum of total sales in the quarter and the proportional appropriation of 2003 sales revenues. In 2003, PPV revenues raised 3.2%, from US$ 16.6 million to US$ 17.2 million in 2003, mainly due to higher sales volume of the Brazilian Soccer Championship.

4. Broadband revenues rose to US$ 5.6 million in 4Q03, 17.8% above revenues of US$ 4.8 million recorded in the previous quarter, as a result of the increase on subscriber base. On an annual comparison, for the same reason, revenues grew 35%, from US$ 13.2 million to US$ 17.9 million in 2003.

5. Corporate Network revenues reached US$ 6.0 million in 4Q03 and US$ 19.1 million in 2003, an increase of 17.3% and 4.1%, respectively, in comparison to US$ 5.1 million recorded in 3Q03 and US$ 18.3 million in 2002. In 4Q03, the increase was due to the completion of the Federal Government’s engineering project implementation and the update of the workstations of a large bank, what generated additional revenue of US$ 0.6 million. In the year, besides this additional revenue in the 4Q03, the higher number of operating stations and lab services explains the recorded growth.

• Services and other taxes, including sales taxes and cancellations, reached US$ 25.4 million in 4Q03, a drop of 1.3% in comparison to US$ 25.7 million in 3Q03. From this total, 86% is regarding taxes over revenues, and the remaining is related to sales and subscription cancellations. In 2003, services and other taxes totaled US$ 93.8 million, an increase of 11.0% compared to US$ 84.5 million in 2002. This increase is due to increase on taxes following higher revenues and also to the collection, starting in January 2003, of Fundo Estadual de Combate à Pobreza in Rio de Janeiro (Rio de Janeiro State social tax with the objective of reducing poverty).

• Therefore, Net revenues in 4Q03 totaled US$ 116.8 million and US$ 409.6 million in 2003, an increase of 6.2% in comparison to US$ 110.0 million presented in the previous quarter and an increase of 1.5% in comparison to US$ 403.5 million in 2002.

COSTS AND EXPENSES AS A PERCENTAGE OF NET REVENUES

	4Q03	3Q03	2Q03	1Q03	4Q02	3Q02

Net Revenues	100%	100%	100%	100%	100%	100%

Direct Operating Expenses	53.1%	55.5%	55.5%	57.0%	62.0%	59.8%
Programmers and Royalties	32.3%	34.0%	34.1%	34.7%	38.7%	37.9%
Network Expenses	7.0%	7.4%	6.8%	7.3%	6.9%	6.2%
Customers Relations	1.6%	1.5%	2.0%	1.8%	2.3%	2.3%
Payroll and Benefits	5.4%	6.0%	6.1%	6.2%	6.3%	8.4%
Other costs	6.8%	6.7%	6.6%	7.0%	7.7%	5.0%
Selling, General and Admin.	21.8%	18.5%	20.3%	19.5%	48.1%	18.8%
Selling	5.3%	3.7%	3.2%	1.9%	1.1%	0.5%
General & Administrative	14.9%	13.1%	14.3%	14.9%	15.9%	14.8%
Bad debt expense	1.6%	1.2%	1.2%	2.9%	2.9%	3.2%
Goodwill impairment	0.0%	0.0%	0.0%	0.0%	3.5%	0.0%
Other	0.1%	0.6%	1.6%	-0.3%	24.7%	0.2%
EBITDA	25.1%	26.0%	24.2%	23.5%	-10.1%	21.4%

• Direct Operating Expenses rose 1.6% ending the quarter with US$ 62.0 million. In comparison to the previous year, these expenses decreased 4.1% to US$ 225.8 million in 2003. The main reason for this performance are the following:

1. Programming and Royalties presented an increase of 1.2% totaling US$ 37.8 million in the quarter in comparison to the US$ 37.3 million recorded in the previous quarter, due to the subscriber base increase. In 2003, this expense totaled US$ 137.9, a drop of 5.8% in comparison to US$ 146.5 million in 2002, following price renegotiations with programmers.

2. Network Expenses dropped from US$ 8.2 million in the previous quarter to US$ 8.1 million in 4Q03, due to a 10.3% readjustment in electric energy fee in São Paulo State. In comparison to 2002, the increase was of 20.4% from US$ 24.2 million in 2002 to US$ 29.1 million in 2003. In addition to energy readjustments, the pole rents readjustment by IGP-M (General Market Price Index) explains this increase.

3. Customer Relations totaled US$ 1.8 million in 4Q03, a 14.0% increase in comparison to US$1.6 million in the previous quarter. This increase took place, mainly, due to loyalty marketing, brand equity building and initiatives on improving subscriber base mix. In 2003, this expense totaled US$ 6.9 million, a 36.1% drop in comparison to the US$ 10.7 million recorded in 2002, explained by the savings regarding renegotiations of the program guide and Monet magazine costs.

4. During 4Q03, Payroll and Benefit Expenses dropped 3.6% from US$ 6.5 million to US$ 6.3 million in 4Q03, explained by lower expenses related to dismissals. In the year, this expense decreased 23.6% from US$ 31.5 million in 2002 to US$ 24.1 million in 2003, as a result of outsourcing the Call Center in 2002. This outsourcing reduced the number of employees, but this saving was compensated by “other operating expenses”, pursuant to higher third party expenses.

5. Other operating expenses, including third party services and Vírtua link, totaled US$ 8,0 million, an 8.0% increase in comparison to the US$ 7.4 million recorded in the previous quarter. The recognition and payment for ECAD, at the amount of US$ 0.6 million, for the accrued difference on contractual subscriber base and the actual subscriber base in the year, used as reference for payment along the year. In 2003, these expenses totaled US$ 27.8 million, an increase of 23.3% in comparison to the US$ 22.6 million presented in 2002. This variation results from US$ 7.0 million in expenses related to outsourcing the Call Center, what occurred in June 2002, thus affecting only half of that year and from ECAD increase, offsetting Virtua link cost savings of US$ 1.6 million.

• Selling, General and Administrative Expenses (SG&A) totaled US$ 25.5 million, a 25.3% increase in comparison to US$ 20.4 million in the 3Q03. In the year, these expenses totaled US$ 82.3 million, a 15.7% drop in comparison to US$ 97.6 million in 2002. This result is comprised as follows:

1. Selling Expenses rose 53.1% from US$ 4.0 million in 3Q03 to US$ 6.2 million in 4Q03. This increase is a consequence of a higher number of sales in the period, resulting in sales commissions growth and, more importantly, to the television, newspaper and mailing marketing campaigns and also the “Quanto mais conteúdo, melhor!” (The more content, the better!) promotion. In 2003, these expenses totaled US$ 15.0 million, a 275.3% increase in comparison to US$ 4.0 million in 2002, as the Company resumed its media advertising campaign in 2003. Initially focusing in new potential subscribers and then to further build NET’s brand equity and value its products. For 2004, the Company will continue focused on actions that strengthen sales volumes, and, to achieve that, the Company plans to invest over US$ 22.0 million in marketing.

2. General and Administrative Expenses presented a 20.9% increase in comparison to the previous quarter, totaling US$ 17.4 million in 4Q03 against US$ 14.4 million in 3Q03. This increase is due to US$ 0.7 million additional expenses related to the PPR after MSO level, who achieved 100% of their goals, and also due to US$ 1.0 million in higher third-party expenses. On an annual comparison, these expenses rose 1.9% from US$ 58.4 million in 2002 to US$ 57.2 million in 2003, due to the increase on third party services expenses that totaled US$ 3.8 million.

3. Bad Debt Expenses, or BDE, reached US$ 1.8 million in the quarter, a 42.9% increase in comparison to US$ 1.3 million recorded in 3Q03, because of the billing system migration in the São Paulo operation, which led the Company to book a higher number of delinquent subscribers. Even with this adjustment, BDE remains low for a consumer product company, representing around 1.6% of net revenue. In the year, BDE dropped 39.6%, totaling US$ 6.8 million in 2003 in comparison to US$ 11.2 million in 2002, representing 1.7% and 2.8%, respectively, of net revenues. The main reason for this decline was the implementation of a new collecting procedure introduced in the South region and in São Paulo during 2003, what accelerated active collecting and started reporting delinquent subscribers to SPC (Credit Protection Service).

4. Other SG&A Expenses were negative US$ 0,1 million in the quarter, in comparison to negative US$ 0.7 million reported in 3Q03. This lower result in the quarter is a consequence of the reversal of a US$ 1.4 million provision for labor contingencies and a reversal of a US$ 1.1 million provision for fiscal contingencies. The reversal of provision for labor contingencies was based on the actual amounts for judged disputes. The provision for fiscal contingencies reversal occurred due to fine-tune these provisions to the actual risks, reflecting the changes identified in the periodic revision of contingencies. These compensated the US$ 0.8 million additional expense regarding the billing system migration in São Paulo. In the year, the result was negative US$ 2.1 million, an improvement in comparison to negative US$ 22.3 million reported in 2002, regarding the previous year’s provision for contingencies on the amount of US$ 18.9 million, and as informed by the Company at that time, which should not affect the subsequent fiscal years.

• Consolidated EBITDA5 in the quarter totaled US$ 29.3 million, 2.5% higher than the result of US$ 28.6 million registered in the previous quarter, with margin dropping from 26.0% to 25.1%. This result was due to translation gains, as in Brazilian Corporate Law, there was a small drop of 1.2%. This drop in Corporate Law represents a consequence of the increase of US$ 2.8 million in General & Administrative expenses, due to higher non recurring expenses with third party services and US$ 0.6 million in bad debt expenses, regarding changes in the billing system. In 2003, Consolidated EBITDA reached US$ 101.5 million, an increase of 44.0% in comparison to the US$ 70.5 million recorded in 2002, what includes translation losses for the whole year which impacted mainly our revenues, as in Corporate Law, this increase were much higher. The operating improvements throughout the year resulted in an increase in net revenues of US$ 6.0 million in the year (including translation losses), besides the non recurring provisions of US$ 18.9 million in labor, fiscal and civil contingencies recorded in 2002, explain this increase. Disregarding this provision in 2002 and translation losses, 2003 EBITDA would have been 24.1% higher, showing that the Company really presented a better development during 2003. The EBITDA breakdown by operating segment is as follows:

1. Pay-TV EBITDA6 in the quarter was US$ 26.6 million, a 2.7% increase in comparison to US$ 25.9 million in 3Q03. This result was due to translation gains, as in Brazilian Corporate Law, there was a small drop of 1.4%. In Corporate Law, higher revenue from monthly fee readjustments and subscriber base growth were balanced by higher SG&A expenses and the impact regarding BDE. In 2003, the EBITDA totaled US$ 92.2 million, a 40.2% increase in comparison to US$ 65.7 million recorded in 2002, including translation losses for the whole year. As previously mentioned at Consolidated EBITDA line, besides an improvement on operating performance, in 2003 it wasn’t impacted by non-recurring contingencies.

2. Broadband EBITDA in the quarter totaled US$ 1.6 million, a 20.8% drop in comparison to US$ 2.0 million in 3Q03. The increase in selling expenses, from US$ 0.3 million in 3Q03 to US$ 1.4 million in 4Q03, reflects the resuming of media advertisements and this was the main reason for such performance. However, when comparing 2003 and 2002, EBITDA rose from US$ 0.9 million in 2002 to US$ 6.4 million in 2003. The main reason for this improvement is the combination of subscriber base increase, what generated higher revenues, and cost renegotiation for Virtua link, what decreased the product’s operating expenses.

3. Corporate Network EBITDA reached US$ 1.2 million in 4Q03, a 61.3% increase in comparison to US$ 0.7 million recorded in 3Q03, as a consequence of higher revenues in the quarter. On an annual comparison, EBITDA presented a 23.3% drop from US$ 3.8 million in 2002 to US$ 2.9 million in 2003. Even with the revenue increase regarding the previous year, the Company executed some projects and services that presented a lower margin during 2003.

• Depreciation and Amortization expenses reached US$ 16.7 million in the quarter, a drop of 13.0% in comparison to US$ 19.3 million presented in 3Q03. This reflects translations losses, as in Corporate Law, this line remained nearly stable. During 2003, these expenses totaled US$ 66.2 million, a drop of 15.9% in comparison to the US$ 78.7 million presented in the previous year. Besides the result recorded in 4Q03, some pre-operating and pre-maturity items, totaling US$ 6.0 million, were 100% amortized during 2003.

5 As calculated by us, EBITDA represents the sum of: (a) net income (loss); (b) minority interest in results of consolidated subsidiaries; (c) equity in earnings (i.s., companies in which we have between a 20% and 50% equity interest) net; (d) cumulative effect accounting change; (e) income tax benefit (expense); (f) other non-operating expense, net; (g) financial income; (h) financial expenses; (i) monetary indexation, net; (j) loss on exchange rate, net; (k) loss on write-down of equipment; (l) unusual charges and (m) depreciation and amortization. We present EBITDA in this press release because we believe EBITDA is a standard financial statistic commonly reported and widely used by analysts and other interested parties in the pay TV industry. EBITDA should not be considered in isolation or as a substitute for net income of loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because EBITDA is not determined in accordance with US GAAP, EBITDA as calculated and reported by other companies may not be comparable to EBITDA as calculated and reported by us.
6 BR GAAP: Pay TV EBITDA was R$ 72.3 million, 1.4% lower than the R$ 73.3 million recorded in 3Q03

• Operating Income (EBIT) maintained its growth trend and reached US$ 12.4 million at the end of 4Q03, a 46.7% increase in comparison to the US$ 8.4 million recorded in 3Q03. This result was due to translation gains, as in Brazilian Corporate Law, remained stable in comparison to 3Q03, due to factors that impacted EBITDA. As a consequence of this growth trend during the year, 2003 EBIT was, for the first time in the history of the Company, positive (even in Corporate Law), totaling US$ 33.5 million, with an 8.2% margin. In 2002, the result was negative US$ 7.4 million. This improvement, presented along 2003, is another positive sign, which proves the Company’s operational feasibility in the long term, as well as the subscriber base growth and the improvement on the quality services perception.

NET FINANCIAL RESULT

US$ Thousand	4Q03	3Q03	2Q03	1Q03	4Q02

Net Financial Result	(36,655)	(33,587)	13,195	(15,311)	(50,161)
Montary Indexation, net	(6,035)	(1,252)	3,361	393	998
Loss on exchange rate, net	2,202	(5,037)	32,712	10,137	17,320
Financial expenses	(13,563)	(26,240)	(14,354)	(20,942)	(30,078)
interest financial expenses debt	(958)	(16,837)	(11,087)	(15,894)	(21,139)
interest financial expenses others	(7,521)	(6,183)	(216)	(2,915)	(2,892)
arrears and fine interests	(5,084)	(3,220)	(3,051)	(2,133)	(6,047)
Other financial expenses	(22,952)	(4,150)	(9,529)	(7,601)	(42,694)
Financial income	(3,693)	3,091	1,005	2,703	4,293

Other (non operating)	(1,034)	188	(265)	170	(5,567)

• Net financial result7 was negative US$ 36.7 million, compared to negative US$ 33.6 million in 3Q03. In the year, totaled negative US$ 72.4 million, an advance if compared to negative R$ 314.7 million in 2002. These results were originated as follows:

1. Monetary indexation, net was negative US$ 6.0 million, a decrease compared to a negative result of US$ 1.3 million in the previous quarter. This result refers to translation gains, which offset higher impact of IGP-M (General Market Price Index), which recorded 1.49% in 4Q03 compared to 1.15% in the previous quarter, on outstanding 2nd issue debentures. On an annual comparison, monetary indexation totaled a negative US$ 3.5 million compared to a negative US$ 26.0 million, due to translation gains plus lower inflation measured by IGP-M which recorded 8.7% in 2003 and 25.4% in 2002. In addition, the number of outstanding debentures was reduced, as a consequence to the Company’s re-capitalization in August 2002.

2. Loss on exchange rate, net was positive US$ 2.2 million in the quarter, in comparison to a negative US$ 5.0 million in the previous quarter due to the Real appreciation of 1.2%. In the year, exchange rate gains was positive US$ 40.0 million, an encouraging result for the Company in comparison to the negative US$ 134.0 million recorded in 2002, due to a Real 18.2% appreciation in 2003. In 2002, Real had slipped 53.2% against the US dollar.

3. Interest expenses8 9 reached US$ 13.6 million, a 48.3% reduction in comparison to US$ 26.2 million in 3Q03, due to the reversal of the Multicanal Senior Guaranteed Note’s income tax of R$ 38.6 million. This was possible, once the Company deems unlikely the possibility to pay this debt before its maturity on June 18, 2004. Interest expenses in 2003 totaled US$ 75.1 million, including R$ 40.8 million in penalties and charges on the debt in negotiation, representing a drop of 26.9% in comparison to the US$ 89.5 million recorded in 2002, mainly due to the reversal of Multicanal Senior Guaranteed Note’s income tax.

4. Other financial expenses totaled US$ 23.0 million in 4Q03, a 453.1% increase in comparison to US$ 4.1 million presented in the previous quarter. This increase is due to income tax provisions over monetary current account operations in the amount of US$ 2.2 million, the income tax for foreign remittance in the amount of US$ 2.8 million and IOF contingencies monetary restatement in the amount of US$ 9.8 million. In the year, this expense totaled US$ 44.2 million, an improvement when compared to the US$ 85.3 million recorded in 2002, when it was made the provision for contingencies related to IOF.

5. Financial income, reached US$ 3.7 million in 4Q03 from US$ 3.1 million in the previous quarter, a 19.5% increase regarding higher cash balances. In the year, this income totaled US$ 10.5 million, a drop of 48% in comparison to 2002. Even with better financial gains this year, last year’s financial income was positively impacted by hedge operations gains.

• Net loss reached US$28.7 million in 4Q03 (US$ 0.01 loss per ADS), a 14.5% increase in comparison to the US$ 25.1 million in the previous quarter. Although the Company presented an operating income growth, this loss is a consequence of the capital structure, which generates high financial expenses, and also of acquisitions’goodwill amortization in some operations. In the year, accumulated net loss was US$ 45.4 million, a significantly better result in comparison to the US$ 701.0 million recorded in 2002. This improvement relates to the Company’s better operating performance, presenting a positive EBIT in 2003, against a negative one in 2002, besides a better financial result as a consequence of the exchange rate variation, as real presented an 18.2% appreciation in 2003, against a 52.3% devaluation in 2002.

7 Net Financial Result = Monetary indexation, net + Loss on exchange rate, net + Debt Financial Expenses + Other Financial Expenses + Financial Income
8 Financial Expenses = Debt Financial Expenses + Other Financial Expenses
9 Debt financial expenses includes interest from debt, suppliers and tax contingencies.

DEBT, CAPITALIZATION AND CASH

	4Q03	3Q03	4Q02

Short Term Debt	349,932	345,763	323,749

Commercial loans (in US$)	39,977	37,587	35,029
Commercial loans (in R$)	37,149	36,682	30,216

Current portion of long-term debt	272,806	271,494	258,503
Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	72,300
International Finance Corporation	11,681	11,681	11,681
Eximbank	-	-	2,453
Other long-term debt (US$)	-	-	462
Convertible Debentures 1999 (R$-denom.)	14,939	14,518	11,444
Debentures 2001 (R$-denom.)	67,541	66,751	55,229
Leasing (R$-denom.)	-	-	167
Other long-term debt (R$ - denom.)	8,653	8,552	7,076

Long Term Debt	-	-	219

Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	72,300
International Finance Corporation	11,681	11,681	11,681
Eximbank	-	-	2,453
Other long-term debt (US$)	-	-	674
Convertible Debentures 2006 (R$-denom.)	14,939	14,518	11,444
Debentures 2001 (R$-denom.)	67,541	66,751	55,229
Leasing (R$-denom.)	-	-	175
Other long-term debt (R$ - denom.)	8,653	8,552	7,076

Current portion of long-term debt	(272,806)	(271,494)	(258,503)

Total Debt	349,932	345,763	323,968

Cash	68,811	52,128	15,755

Net Debt	281,121	293,635	308,213

US dollar-denominated debt	221,650	219,260	219,828
	63.3%	63.4%	67.9%
Brazilian real-denominated debt	128,282	126,503	104,140
	36.7%	36.6%	32.1%

• By the end of 4Q03, the Company’s Total Debt was US$ 349.9 million, 1.2% higher than the total amount of US$ 345.8 million presented in the 3Q03. In comparison to year-end 2002, when total debt was US$ 324.0 million, it represents an 8% increase.

Real Cash Balance Statement	US$ MM

Balance as of 12/31/02	15.8
( + ) Earnings before interest, tax, depreciation and amortization	101.4
( - ) Cash Capex	18.2
( - ) Payments of previous years expenses	30.2
( = ) Balance as of 12/31/03	68.8
( - ) Posponded payments for 2004(*)	31.8
( = ) Balance as of 12/31/03 considering payment of posponded expenses	37.0

(*) Initially budgeted for payments in 2003

• Cash Position reached US$ 68.8 million by the end of 2003, a 32.0% increase in comparison to 3Q03 and a 336.7% increase regarding 2002. The Company has identified over US$ 31.8 million that will be used to pay expenses that had been originally budgeted for payment in 2003, but for different reasons it will only occur in 2004, such as expenses related to the restructuring.

• The Company’s net debt ended the year with US$ 281.1 million, a drop of 4.3% in comparison to 3Q03 and a drop of 8.0% regarding 2002 year end.

• During 2003, average weighted cost of debt denominated in Reais was 26.3% per annum and US-dollar denominated debt cost was equivalent to the exchange variation plus a spread of 7.8% per annum

US$ Million	2004	Total

US dollar-denominated debt	221.6	221.7

- Senior Guaranteed Notes	97.7	97.7
- Syndicate - Net Sul Notes	72.3	72.3
- International Finance Corporation - IFC	11.7	11.7
- Eximbank	2.5	2.5
- Zero-Coupon Guaranteed Notes	-	-
- Trade Finance	15.5	15.5
- Commercial Loans (in US$)	21.9	22.1
- Leasing	-	-

Brazilian real-denominated debt	128.3	128.3

- Debentures - 1998	-	-
- Convertible Debentures - 1999	14.9	14.9
- Debentures - 2001	67.5	67.5
- BNDES	-	-
- Commercial Loans (in R$)	45.8	45.8
- Leasing (in R$)	-	-
- Future Flow Securitization	-	-

Total	349.9	349.9

• A key success factor for the Company’s short/medium and long term sustainability is to have an adequate and solid capital structure. This will be accomplished through a more adequate amortization schedule that is being currently negotiated with the creditors and will better match operating cash flow generation levels. As this is achieved, liquidity and refinancing risks that are higher in emerging economies will come substantially down. Such negotiations follow as expected and became an interactive and constructive process. Management believes that these negotiations will be formalized in 1H04. As recommended to the Company, principal and interests amortization did not occur during the quarter and, by the end of 4Q03, total debt remains classified in the short term, all duty and interest on deferred payment remains accounted.

Financial ratios	4Q03	3Q03	4Q02

EBITDA / Interest Expenses	2.16	1.09	-0.27
Net Debt / EBITDA (x4)	2.40	2.57	-9.66
Debt / (EBITDA + Financial Income) (x4)	2.65	2.73	-21.98

EBITDA (x4) / Active Subscribers	US$ 88	US$ 87	-US$ 24
EBITDA (x4) / Number of Employees (000)	US$ 39	US$ 38	-US$ 11
Net Revenues (x4) / Active Subscribers	US$ 351	US$ 334	US$ 238
Net Revenues (x4) / Number of Employees (000)	US$ 151	US$ 146	US$ 100

Some ratios are negatives due to the recording of non-recorring provisions in 4Q02

UPCOMING EVENTS

1. Conference call – 4Q03 Financial Results

Data: March 18, 2004

Brazilian Corporate Law (Portuguese):
4:10 pm (US Eastern Time)	Telephone #: (+55 11) 2101-0099
Replay #: (+55 11) 2101-1490
Conference ID: Net Serviços

Live webcast (audio only): http://ri.netservicos.com.br

US GAAP (English):
2:00 pm (US Eastern Time)	Telephone #: (+1 973) 935-8504
Replay #: (+1 973) 341-3080
Conference ID: 4606186 or Net Serviços

Live webcast (audio only): http://ir.netservicos.com.br

2. Public Presentations

São Paulo - APIMEC	Rio de Janeiro - APIMEC
Address: Sede da Apimec	Address: Centro de Convenções Mourisco Salão Rio
Rua São Bento, 545 / 5° andar	Praia de Botafogo, 501
Date: March, 31	Date: April, 1
Time: 9:00 am (São Paulo time)	Time: 5:00 pm (São Paulo time)

3. Reporting Dates of Upcoming Results

1Q04 => Date: 2nd week of May, 2004
2Q04 => Date: 2nd week of August, 2004
3Q03 => Date: 2nd week of November, 2004

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.
Income Statement	4Q03	3Q03	4Q02	2003	2002
US GAAP - (in US$ thousands)

Revenues
Subscriptions	120,638	116,456	83,189	431,579	421,023

Sign-on and hookup revenue, net	2,221	2,176	1,556	8,394	8,945
Gross sign-on and hookup fee revenue	1,181	1,393	1,548	5,586	9,310
Deferred sign-on and hookup fee revenue,net	1,040	783	7	2,808	(365)

Corporate Networks	5,981	5,100	3,750	19,061	18,311

Other services	13,401	11,997	7,520	44,315	39,787
PPV	5,261	4,696	2,722	17,152	16,614
Vírtua	5,634	4,783	2,955	17,879	13,244
Others	2,505	2,518	1,843	9,285	9,929

Gross Revenues	142,241	135,730	96,014	503,348	488,066
Services and other taxes	(25,408)	(25,737)	(17,146)	(93,789)	(84,519)

Net Revenues	116,833	109,993	78,868	409,559	403,547

Direct Operating Expenses	(62,052)	(61,075)	(48,881)	(225,790)	(235,451)
Programming & Royalties	(37,792)	(37,348)	(30,518)	(137,936)	(146,486)
Network Expenses	(8,125)	(8,170)	(5,424)	(29,132)	(24,201)
Customers Relations	(1,825)	(1,601)	(1,845)	(6,852)	(10,730)
Payroll and Benefits	(6,308)	(6,546)	(5,001)	(24,055)	(31,479)
Other Costs	(8,002)	(7,409)	(6,094)	(27,815)	(22,556)

Selling, General and Administrative Expenses	(25,509)	(20,361)	(37,965)	(82,308)	(97,631)
Selling	(6,184)	(4,040)	(880)	(14,986)	(3,993)
General & administrative	(17,376)	(14,368)	(12,527)	(58,400)	(57,287)
Bad Debt Expenses	(1,844)	(1,291)	(2,291)	(6,784)	(11,235)
Other income/(expense), net	(104)	(663)	(19,495)	(2,138)	(22,342)

Depreciation and Amortization	(16,746)	(19,251)	(13,444)	(66,183)	(78,692)
Depreciation	(16,276)	(18,947)	(12,900)	(64,146)	(71,597)
Amortization	(470)	(304)	(544)	(2,038)	(7,095)

Loss on write-down of equipment, net	(155)	(871)	(131)	(1,776)	807

Operating Income/(Loss)	12,371	8,435	(21,554)	33,502	(7,421)

Non-operating Expenses
Monetary indexation, net	(6,035)	(1,252)	998	(3,532)	(26,004)
Loss on exchange rate, net	2,202	(5,037)	17,320	40,014	(134,016)
Financial expenses	(36,516)	(30,389)	(72,772)	(119,331)	(174,833)
interest financial expenses others	(7,521)	(6,183)	(2,892)	(16,834)	(7,178)
interest financial expenses debt	(958)	(16,837)	(21,139)	(44,777)	(76,323)
arrears and fine interests	(5,084)	(3,220)	(6,047)	(13,487)	(6,047)
other financial expenses	(22,952)	(4,150)	(42,694)	(44,232)	(85,285)
Financial income	3,693	3,091	4,293	10,491	20,158
Other (non-operating)	(1,034)	188	(5,567)	(941)	(5,609)

Income/(loss) bef. tax, investees, min. ints	(25,318)	(24,964)	(77,282)	(39,797)	(327,725)
Income tax benefit, net	(3,704)	(372)	(420)	(5,088)	(4,385)

Income/(loss) bef. investees, min. ints.	(29,022)	(25,336)	(77,702)	(44,886)	(332,110)
Cumulative effect of accouting change	-	-	-	-	(367,733)
Equity in earnings	260	271	(660)	(580)	(1,167)
Minority interests	64	-	-	64	5

Net Income/(Loss)	(28,698)	(25,065)	(78,361)	(45,402)	(701,005)

Loss per share	(0.01)	(0.01)	(0.04)	(0.02)	(0.35)
Number of shares *	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,530

EBITDA	29,271	28,557	(7,978)	101,461	70,464

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q03		3Q03		4Q02
US GAAP - (in US$ thousands)%				%		%

Assets
Cash & cash equivalents	68,811	8.6%	52,128	6.6%	15,755	2.4%
Accounts receivable	51,004	6.4%	53,500	6.8%	41,528	6.4%
Advances to suppliers	-	0.0%	-	0.0%	-	0.0%
Advances to employees	800	0.1%	858	0.1%	470	0.1%
Other	306	0.0%	994	0.1%	1,214	0.2%
Provision for doubtful accounts	(14,951)	-1.9%	(15,322)	-2.0%	(11,916)	-1.8%
Net accounts receivables	37,160	4.6%	40,030	5.1%	31,296	4.9%
Income tax recoverable	5,134	0.6%	4,471	0.6%	2,389	0.4%
Deferred income tax	-	0.0%	-	0.0%	-	0.0%
Prepaid expenses and other current assets	2,384	0.3%	10,730	1.4%	3,109	0.5%
Total current assets	113,489	14.2%	107,359	13.7%	52,550	8.2%
Deferred income tax	8,358	1.0%	3,011	0.4%	454	0.1%
Due from related companies	81	0.0%	2	0.0%	14	0.0%
Investments and advances to investees	2,403	0.3%	2,116	0.3%	857	0.1%
Cable network	811,900	101.3%	799,159	101.9%	667,102	103.5%
Land, buildings, improvem. fix. fit, & instal.	21,521	2.7%	21,285	2.7%	17,538	2.7%
Vehicles	2,264	0.3%	2,295	0.3%	1,981	0.3%
Data processing equip. and others	147,941	18.5%	145,847	18.6%	112,836	17.5%
Cable construction materials	33,973	4.2%	39,065	5.0%	37,641	5.8%
Accumulated depreciation	(642,874)	-80.2%	(629,061)	-80.2%	(487,185)	-75.6%
Net property and equipment	374,725	46.7%	378,591	48.3%	349,913	54.3%
Goodwill on acquisition of subsidiaries	268,639	33.5%	265,432	33.8%	221,687	34.4%
Other assets	33,996	4.2%	27,953	3.6%	18,991	2.9%
Long-term assets	688,201	85.8%	677,105	86.3%	591,916	91.8%
Total assets	801,690	100.0%	784,464	100.0%	644,466	100.0%

Liabilities and Stockholders' Equity
Accounts payable to suppliers and programmers	76,553	9.5%	73,832	9.4%	76,845	11.9%
Income taxes payable	2,918	0.4%	2,169	0.3%	201	0.0%
Short-term debt	74,673	9.3%	71,817	9.2%	65,245	10.1%
Current portion of long-term debt	275,259	34.3%	273,947	34.9%	258,503	40.1%
Other payables and accruals	159,855	19.9%	156,905	20.0%	81,696	12.7%
Current Liabilities	589,259	73.5%	578,670	73.8%	482,491	74.9%
Long-term debt	-	0.0%	-	0.0%	219	0.0%
Due to related companies	2,063	0.3%	2,006	0.3%	2,113	0.3%
Deferred sign-on and hookup fee revenue	23,899	3.0%	25,143	3.2%	19,980	3.1%
Taxes and other payables and accruals	20,373	2.5%	15,505	2.0%	7,103	1.1%
Long-term liabilities	46,334	5.8%	42,654	5.4%	29,415	4.6%
Minority interests in subsidiaries	136	0.0%	143	0.0%	119	0.0%
Commitments and contigencies	168,851	21.1%	140,586	17.9%	96,192	14.9%
Capital Advances	-	0.0%	-	0.0%	-	0.0%
Capital stock - preffered and common shares	2,305,017	287.5%	2,305,017	293.8%	2,305,017	357.7%
Additional paid-in capital	15,027	1.9%	10,357	1.3%	10,357	1.6%
Accumulatec deficit	(2,092,032)	-261.0%	(2,063,334)	-263.0%	(2,046,630)	-317.6%
Cumulative translation adjustment	(230,902)	-28.8%	(229,630)	-29.3%	(232,494)	-36.1%
Shareholders' equity	(2,890)	-0.4%	22,410	2.9%	36,250	5.6%
Total Liabilities and Shareholders' Equity	801,690	100.0%	784,463	100.0%	644,466	100.0%

Consolidated Statement of Cash Flows	4Q03	3Q03	2003

Cash and cash equivalents, beginning of the period	52,128	36,703	15,755
Loss for the period	(28,699)	(25,065)	(45,402)
Non-cash items
Deferred sign-on and hook-up fee revenue	16	258	1,187
Amortization of deferred revenues	(1,505)	(1,041)	(4,444)
Equity in results of investees	(260)	(271)	580
Exchange losses, net	21,763	16,432	(115)
Interest on loans, net	6,042	20,058	58,264
Depreciation and amortization	16,746	19,251	66,183
Goodwill impairment	-	-	-
Deferred income tax	4,662	(1,956)	2,399
Loss on sale of assets	155	1,209	1,776
Contingences	12,507	4,606	26,303
Cash after non-cash items	31,428	33,481	106,731
Decrease (Increase) in assets and liabilities
Accounts receivable	2,392	2,581	151
Income tax recoverable	279	(701)	(1,028)
Prepaid expenses	2,176	(3,468)	(4,196)
Other assets	(4,260)	(3,682)	(10,175)
Dividends receivable	(0)	-	418
Accounts payable to suppliers and programmers	4,158	(4,074)	(8,890)
Income taxes payable	715	687	2,523
Sales taxes	1,313	(2,072)	(6,321)
Payroll and related charges	(1,834)	2,083	2,774
Other payables and accruals	(1,403)	(1,048)	(1,135)
Contingences	(8,449)	(1,296)	(11,828)
Net cash provided by operating activities	26,513	22,493	69,024
Cash flow from investing activities
Acquisition from investments and advances to related companies	39	522	(1,180)
Acquistion of property and equipment	(9,615)	(7,787)	(22,827)
Proceeds from the sale of equipment	1,146	470	4,567
Net cash acquired from acquisition Subsidiary	-	-	-
Net cash provided by investing activities	(8,430)	(6,795)	(19,440)
Cash flow from financing activities
Change in overdraft facilities	-	-	-
Short term debt issuance	-	-	37
Short term debt repayment	-	-	(86)
Repayment of long term debt	-	-	-
Related party loan issuances	-	-	16
Related party loan repayments	-	-	(6)
Net cash after financing activities	-	-	(38)

Effect of exchange rate changes on cash	(1,401)	(273)	3,511

Change in cash and cash equivalentes	16,683	15,425	53,057

Cash and cash equivalents, end of the period	68,811	52,128	68,811

US $ thousand	Pay-TV				Broadband				Corporate Networks

	4Q03	3Q03	2003	2002	4Q03	3Q03	2003	2002	4Q03	3Q03	2003	2002

Gross Revenues	130,626	125,846	466,409	456,510	5,634	4,783	17,879	13,244	5,981	5,100	19,061	18,311
subscriptions	120,638	116,456	431,579	421,023	5,307	4,433	16,676	12,516	-	-	-	-
hookup fee	2,221	2,176	8,394	8,944	8	193	453	350	-	-	-	-
others	7,767	7,214	26,437	26,543	318	157	750	379	5,981	5,100	19,061	18,311
Services and other taxes	(23,317)	(24,102)	(87,608)	(80,192)	(1,618)	(1,155)	(4,365)	(2,405)	(473)	(480)	(1,817)	(1,922)
Net Revenue	107,309	101,744	378,802	376,318	4,015	3,628	13,514	10,839	5,509	4,620	17,244	16,389
Direct Operating	(57,885)	(56,925)	(210,447)	(218,138)	(722)	(979)	(3,793)	(7,447)	(3,445)	(3,170)	(11,550)	(9,867)
Selling	(4,660)	(3,552)	(12,296)	(2,040)	(1,374)	(250)	(1,942)	(892)	(150)	(237)	(748)	(1,061)
General and Administrative	(16,693)	(14,298)	(58,042)	(79,682)	(75)	(211)	(515)	(1,041)	(712)	(521)	(1,981)	(1,679)
Bad Debt	(1,515)	(1,101)	(5,840)	(10,727)	(281)	(212)	(893)	(526)	(49)	23	(50)	18

EBITDA	26,556	25,867	92,176	65,731	1,564	1,976	6,371	933	1,152	714	2,914	3,800

% of Net Revenues
Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-53.9%	-55.9%	-55.6%	-58.0%	-18.0%	-27.0%	-28.1%	-68.7%	-62.5%	-68.6%	-67.0%	-60.2%
Selling	-4.3%	-3.5%	-3.2%	-0.5%	-34.2%	-6.9%	-14.4%	-8.2%	-2.7%	-5.1%	-4.3%	-6.5%
General and Administrative	-15.6%	-14.1%	-15.3%	-21.2%	-1.9%	-5.8%	-3.8%	-9.6%	-12.9%	-11.3%	-11.5%	-10.2%
Bad Debt	-1.4%	-1.1%	-1.5%	-2.9%	-7.0%	-5.9%	-6.6%	-4.9%	-0.9%	0.5%	-0.3%	0.1%

EBITDA Margin	24.7%	25.4%	24.3%	17.5%	38.9%	54.5%	47.1%	8.6%	20.9%	15.4%	16.9%	23.2%

(Continued)

US $ thousand	Total

	4Q03	3Q03	2003	2002

Gross Revenues	142,241	135,730	503,348	488,065
subscriptions	125,945	120,889	448,254	433,538
hookup fee	2,230	2,369	8,847	9,294
others	14,066	12,472	46,247	45,233
Services and other taxes	(25,408)	(25,737)	(93,789)	(84,519)
Net Revenue	116,833	109,993	409,559	403,546
Direct Operating	(62,052)	(61,075)	(225,790)	(235,452)
Selling	(6,184)	(4,040)	(14,986)	(3,993)
General and Administrative	(17,481)	(15,030)	(60,539)	(82,402)
Bad Debt	(1,844)	(1,291)	(6,784)	(11,235)

EBITDA	29,271	28,557	101,461	70,464

% of Net Revenues
Net Revenue	100.0%	100.0%	100.0%	100.0%
Direct Operating	-53.1%	-55.5%	-55.1%	-58.3%
Selling	-5.3%	-3.7%	-3.7%	-1.0%
General and Administrative	-15.0%	-13.7%	-14.8%	-20.4%
Bad Debt	-1.6%	-1.2%	-1.7%	-2.8%

EBITDA Margin	25.1%	26.0%	24.8%	17.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.